Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


           For the month of April 2007 Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



              (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     (Check One) Form 20-F x Form 40-F
                                          ---          ---



                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82-   .)

                     Natuzzi S.p.A. Announces 2007 Outlook



   SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 3, 2007--Following the conference call held today, Natuzzi S.p.A. (NYSE:
NTZ) ("Natuzzi" or "the Company") announces that in light of the difficult furniture market conditions and the challenging comparison of the first half of the year versus the same period in 2006, it expects in 2007 to report approximately same revenues year-over-year and almost breakeven at net results level. Besides, the Company should invest almost EUR 20 millions in capital expenditures for the full year 2007.

   ABOUT NATUZZI S.P.A.

   Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

   Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

   Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 124 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 158 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

   Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.


    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39 080 8820.812
             investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39 080 8820.124
             relazioni.esterne@natuzzi.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NATUZZI S.p.A.
                                                 (Registrant)


Date:  April 3rd, 2007          By: /s/ FILIPPO SIMONETTI
                                -------------------------
                                        Filippo Simonetti